Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated March 31, 2006 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                   Citigroup
                          Diversified Futures Fund L.P.
                                   March 2006

The redemption value for Citigroup Diversified Futures Fund L.P. was $953.68 per unit at the end of March, up 3.5% for the month and up 2.4% year to date.

The fixed income sector led performance with robust gains as the Fund profited from rising global interest rates. The indices and metals sectors also added to the positive performance. Reducing gains were small losses in currency, energy and agricultural sectors.

Profits were earned in U.S., European and Japanese interest rate futures as yields rose to reflect higher economic growth, rising commodity prices and excess liquidity. In the U.S., treasury prices fell on concerns that faster inflationary growth will cause the Federal Reserve to increase its interest-rate target. The stock index sector was also strongly positive for the month as virtually all stock markets of developed countries finished higher despite expectations of a sustained rise in interest rates. In metals markets, silver rallied strongly on news of a planned launch of an exchange-traded fund that would facilitate private client access to that market. Also helping this sector's performance was copper, which rallied as demand for the metal continued, especially in China.

     In currency markets, prices of most major currencies remained in congestion, resulting in losses for the Fund as exchange rates gyrated. Although some currencies had directional moves during the month, they were then accompanied by strong reversals. Performance in the energy sector was also negative for the month as global political concerns had more of and impact than supply/demand forces. Crude oil and gasoline initially surged as U.S. fuel supplies declined and the United Nations Security Council asked Iran to curb its nuclear program. However, prices then fell after Iran said it would not use crude oil as leverage in a dispute with western countries over its nuclear program. Additionally, hindering performance was natural gas, where changing weather forecasts for the Northeastern United States caused price volatility. The agriculture sector was slightly negative for the month as gains made in London sugar were not enough to offset the underperformance caused by the weakness in wheat and corn markets.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

As of March 31, 2006, advisors to the Fund are AAA Capital Management, Inc., Aspect Capital Limited, Capital Fund Management S.A., Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., and Winton Capital Management Limited.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period March 1,
                             Through March 31, 2006

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                      ---------
Realized losses from trading           $(2,575,558)     (0.29)%
Change in unrealized gains/losses
     from trading                       40,092,079       4.45
                                       ------------      -----
                                        37,516,521       4.16
Less, Brokerage commissions
     and clearing fees ($371,521)        4,898,029       0.54
                                       ------------      ----
Net realized and unrealized gains       32,618,492       3.62
Interest Income                          2,744,385       0.30
                                       ------------      -----
                                         35,362,877      3.92
                                       ------------      -----
Less, Expenses:
     Management fees                     1,498,837       0.17
     Incentive fees                      2,326,808       0.26
     Other expenses                        102,659          -
                                       ------------      -----
                                         3,928,304       0.43
                                       ------------      -----
Net income                              31,434,573       3.49%
                                                         =====


Additions (17,228.6921 L.P. units
at February 28, 2006 net asset
value per unit of $921.37)              15,874,000
Redemptions (20,775.0661 L.P. units
at March 31, 2006 net asset
value per unit of $953.68)             (19,812,765)
                                       ------------
Increase in net assets                  27,495,808
Net assets, February 28, 2006          879,819,275
                                       ------------
Net assets, March 31, 2006            $907,315,083
                                       ===========

Net Asset Value per unit
  ($907,315,083 / 951,399.3295 Units)       $953.66
                                            =======
Redemption value per unit  (Note 1)         $953.68
                                            =======


Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $953.68.

The net asset value per unit of $953.66 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.



 By: /s/ Daniel R. McAuliffe, Jr.
        ------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures
        General Partner, Citigroup
        Diversified Futures Fund L.P.